SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

(Amendment No. 2)*

Advanced Marketing Services, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00753T 10 5

(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 26, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 16 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
    Robert E. Robotti
    I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [   ]
    (b)   [   ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization
    United States

Number of   7. Sole Voting Power: -0-
Shares
Beneficially   8. Shared Voting Power: 1,333,281
Owned by
Each   9. Sole Dispositive Power: -0-
Reporting

Person With   10. Shared Dispositive Power: 1,333,281

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     1,333,281

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (11)
     7.0%

14. Type of Reporting Person (See Instructions)
     IN, HC

| 1. Names of Reporting Persons
Robotti & Company, Incorporated
I.R.S. Identification Nos. of above persons (entities only) |

| 2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ] |

| 3. SEC Use Only |

| 4. Source of Funds (See Instructions)
WC |

| 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ] |

| 6. Citizenship or Place of Organization
New York |

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 562,984
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 562,984

| 11. Aggregate Amount Beneficially Owned by Each Reporting Person
562,984 |

| 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] |

| 13. Percent of Class Represented by Amount in Row (11)
3.0% |

| 14. Type of Reporting Person (See Instructions)
CO, HC |

1. Names of Reporting Persons
    Robotti & Company, LLC
    I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)   [   ]
    (b)   [   ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [   ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	
	7. Sole Voting Power: -0-
	8. Shared Voting Power: 21,169
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 21,169

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    21,169

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO

1.	Names of Reporting Persons Robotti & Company Advisors, LLC I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 541,815
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 541,815

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 541,815

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 2.8%

14.	Type of Reporting Person (See Instructions) OO, IA

1. Names of Reporting Persons
   Suzanne Robotti
   I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 9,358
	8. Shared Voting Power: -0-
	9. Sole Dispositive Power: 9,358
	10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    9,358

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    IN

1. Names of Reporting Persons.
    Kenneth R. Wasiak
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    United States

Number of	7. Sole Voting Power: -0-
Shares	
Beneficially	8. Shared Voting Power: 760,939
Owned by	
Each	9. Sole Dispositive Power: -0-
Reporting	
Person With	10. Shared Dispositive Power: 760,939

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    760,939

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    4.0%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
   Ravenswood Management Company, L.L.C.
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 760,939	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 760,939	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    760,939

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    4.0%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons.
    The Ravenswood Investment Company, L.P.
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)
    WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)   [ ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 760,939
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 760,939

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    760,939

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (11)
    4.0%

14. Type of Reporting Person (See Instructions)
    PN

This Statement of Beneficial Ownership on Schedule 13D/A Amendment No. 2 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission"). This Statement amends as specifically stated herein the amended and restated on Schedule 13D/A Amendment No. 1 (the "Schedule 13D"), filed on May 26, 2006 with the Commission. Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The aggregate purchase price of the 21,169 shares of the Common Stock held by Robotti & Company is $95,475 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the working capital of its discretionary customers.

The aggregate purchase price of the 541,815 shares of the Common Stock held by Robotti Advisors is $2,432,131 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its clients.

The aggregate purchase price of the 9,358 shares of the Common Stock held by Suzanne Robotti is $43,202 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 760,939 shares of the Common Stock held by RIC is $3,234,229 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On June 26, 2006, The Ravenswood Investment Company, L.P. sent a letter (the "June 26 Letter") to Gary Lloyd, Esq., General Counsel, Advanced Marketing Services, Inc. ("Advanced Marketing"). In the letter, RIC stated its concerns as to the condition and direction of the company and its suggestions for future shareholder communication.

The five most significant issues relating to Advanced Marketing are in RIC's view: (1) the current financial position of the company; (2) the reasons for the deregistration of the company's stock and its plans for future reporting of financial and other information; (3) the company's short-term and long-term strategic direction; (4) the reasons for the departure of Bruce C. Myers as president and chief executive officer of Advanced Marketing and his replacement by Gary M. Rautenstrauch, and (5) the reasons for and the intended outcome of any other recent staffing changes.

In the June 26 Letter, RIC recommended that (1) an initial investor conference call be scheduled in the near future; (2) the company (A) set and inform shareholders of a schedule when Advanced Marketing will regularly report to shareholders, and (B) give shareholders written assurance both that Advanced Marketing will adhere to the schedule and that all material events will be timely disclosed; (3) all of Advanced Marketing's Directors be present on the initial conference call with shareholders and at least some of the subsequent conference calls; (4) the financial statements that Advanced Marketing provides to its lenders be made available now to all shareholders; and (5) the company report to shareholders the thought process behind, and the likelihood of, a reregistration of its securities both currently and regularly in the future.

A copy of the June 26 Letter is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended and restated to read as follows:

(a)-(b) As of June 29, 2006, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(5)(6)	1,333,281	0	1,333,281	7.0%
ROBT (1)(2)(3)	562,984	0	562,984	3.0%
Robotti & Company (1)(2)	21,169	0	21,169	**
Robotti Advisors (1)(3)	541,815	0	541,815	2.8%
Suzanne Robotti (1)(4)	9,358	9,358	0	**
Wasiak (1)(6)	760,939	0	760,939	4.0%
RMC (1)(6)	760,939	0	760,939	4.0%
RIC (1)(6)	760,939	0	760,939	4.0%

* Based on 19,055,455 shares of Common Stock, $0.001 par value, outstanding as of June 1, 2003, as disclosed in the Issuer's Schedule 14A Proxy Statement filed with the Securities and Exchange Commission on July 11, 2003.

** Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 21,169 shares of Common Stock owned by the discretionary customers of Robotti & Company and Robotti & Company
(3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 541,815 shares of Common Stock owned by the advisory clients of Robotti Advisors.
(4) Suzanne Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of, 9,358 shares of Common Stock.
(5) Mr. Robotti may be deemed to be the beneficial owner of the shares of Common Stock set forth in footnote (4) above, through his marriage to Suzanne Robotti.
(6) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 760,939 shares of Common Stock owned by RIC.

Item 5(c) is amended to add the following transactions:

(c) The table below lists all the transactions in the Issuer's Common Stock in the past sixty days by the Reporting Persons. All such transactions were made in the open market

Transactions in Shares Within the Past Sixty Days.

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
RIC	06/23/2006	5,000	BUY	$3.99
RIC	06/19/2006	2,750	BUY	$3.97
RIC	06/16/2006	1,400	BUY	$3.97
RIC	06/15/2006	2,200	BUY	$3.97
Robotti Advisors' Advisory Clients	05/23/2006	1,500	BUY	$3.96
Robotti & Company Discretionary Customers	05/23/2006	1,000	BUY	$4.05
Robotti Advisors' Advisory Clients	05/18/2006	1,900	BUY	$4.0216
RIC	05/17/2006	12,500	BUY	$3.98
Robotti Advisors' Advisory Clients	05/12/2006	3,650	BUY	$4.00
RIC	05/12/2006	2,750	BUY	$3.9682
Robotti & Company	05/04/2006	8,000	SELL	$3.80
Robotti Advisors' Advisory Clients	05/02/2006	3,471	BUY	$3.9277

(d)   No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not Applicable.

Item 7.   Materials To Be Filed As Exhibits

        The following documents are filed herewith or have been previously filed:

1. Joint Filing Agreement dated January 30, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

2. Letter dated June 26, 2006, from The Ravenswood Investment Company, L.P. to Gary Lloyd, Esq., General Counsel, Advanced Marketing Services, Inc.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 29, 2006

Robotti & Company, Incorporated

/s/ Robert E. Robotti
———————————————
Robert E. Robotti

By: /s/ Robert E. Robotti
———————————————
Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC

Robotti & Company Advisors, LLC

By: /s/ Robert E. Robotti
———————————————
Name: Robert E. Robotti
Title: President and Treasurer

By: /s/ Robert E. Robotti
———————————————
Name: Robert E. Robotti
Title: President and Treasurer

/s/ Suzanne Robotti
———————————————
Suzanne Robotti

By: /s/ Kenneth R. Wasiak
———————————————
Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.

The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti
———————————————
Name: Robert E. Robotti
Title: Managing Member

By: Ravenswood Management Company, L.L.C.
Its General Partner

By: /s/ Robert E. Robotti
———————————————
Name: Robert E. Robotti
Title: Managing Member

Exhibit Index

The following documents are filed herewith and have been previously filed:

	Exhibit	Page
(1)	Joint Filing Agreement dated January 30, 2006 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.	Previously Filed
(2)	Letter dated June 26, 2006, from The Ravenswood Investment Company, L.P. to Gary Lloyd, Esq., General Counsel, Advanced Marketing Services, Inc.	Page 15

(The remainder of this page was intentionally left blank)

EXHIBIT 2

Ravenswood Investment Company, L.P.
52 Vanderbilt Avenue
New York New York 10017
212-986-4800

June 26, 2006

By Facsimile and Fed-Ex

Gary Lloyd, Esq.
General Counsel
Advanced Marketing Services, Inc.
5880 Oberlin Drive
San Diego, California

Re: Summary of Issues and Concerns Discussed on the June 20, 2006 Conference Call with Robert E. Robotti, Matthew J. Day, Esq. and Chris Sansone, (Representing The Ravenswood Investment Company, L.P. and Affiliates) and Gary Lloyd, Esq. and Gary Singer, Esq. (Representing Advanced Marketing Services, Inc.)

Dear Mr. Lloyd:

We would like to first thank you and your outside counsel for taking the time to discuss with us certain significant issues relating to Advanced Marketing Services, Inc. ("Advanced Marketing" or "our company") on a conference call on June 20, 2006. The Ravenswood Investment Company, L.P. and other companies with which I am affiliated own 1,316,931 shares of Common Stock, or 6.9% of the number of outstanding shares, of Advanced Marketing. Thus, we are significant shareholders and have a significant amount of money at risk. Accordingly, you can imagine our distress when our company suddenly deregistered its stock, suspending its financial and other reporting obligations.

This letter is intended to formally convey our concerns as to the condition and direction of our company and our suggestions for future shareholder communications. We understood from our conversation that you were to meet with the Board of Directors of Advanced Marketing shortly after our conversation and that you would respond to us regarding the issues we raised. Accordingly, we would like to highlight some of the major issues we discussed and reinforce certain of the suggestions we made on our call:

- The five most significant issues relating to our company are in our view: (1) the current financial position of our company; (2) the reasons for the deregistration of our company's stock and its plans for future reporting of financial and other information; (3) our company's short-term and long-term strategic direction; (4) the reasons for the departure of Bruce C. Myers as president and chief executive officer of Advanced Marketing and his replacement by Gary M. Rautenstrauch, and (5) the reasons for and the intended outcome of any other recent staffing changes.

- We have recommended that an initial investor conference call be scheduled in the near future. This call should address the company's short-term objectives and long-term vision for Advanced Marketing, the thought process associated with the company's deregistration and the other issues highlighted above.

- We believe that the best way to keep shareholders' confidence is to schedule and have regular communication with shareholders (both press releases and conference calls) and to assure shareholders that all material events relating to our company will be timely disclosed. Thus, please (1) set and inform shareholders of a schedule when our company will regularly report to shareholders, (2) give shareholders written assurance both that Advanced Marketing will adhere to the schedule and that all material events will be timely disclosed.

- Other companies that have been unable to file financial reports with the SEC have adhered to a regimen of regularly scheduled communication with shareholders with positive results; for example, as we mentioned, Interpool, Inc., a NYSE-listed company, was able to maintain the confidence of the market by having an investor call promptly following delisting and then setting and adhering to a schedule of such conference calls and other disclosures, even when there was nothing new to report.

- As a Director of a public company, I believe that Directors have few opportunities to hear from shareholders; accordingly, all our company's Directors should be present on the initial conference call with shareholders and at least some of the subsequent conference call.

- Our company has a credit agreement under which it is required to provide financial statements to its lenders on a regularly scheduled basis. Since there has been no disclosure that this requirement has not been met or that this requirement has been waived, these statements must be available. Since there is now no possibility of conflict between the financial reporting requirements of the Securities Exchange Act – since our company reporting requirements under that act have been suspended -- and these possibly less formal financial statements, please make these statements available now to all shareholders.

- We understood from our calls that our company, once it has filed the reports it is required to file with the SEC, would consider filing a Form 10 and reregistering its shares of common stock. Please report to shareholders the thought process behind, and the likelihood of, a reregistration, both currently and regularly in the future.

We reiterate, we are anxious to create a healthy and appropriate dialogue between shareholders and our stewards, a dialogue which has not existed recently and is especially important given the disastrous financial results the company has reported in recent years, the recent management changes, most recent decision to deregister and the length of time that has transpired since our company regularly reported its accurate and complete financials.

In addition to investing in small companies for over 25 years, I have been a member of the SEC Advisory Committee on Smaller Public Companies. Accordingly, I am sympathetic to the plight of small companies in general and the amount of time senior management must spend on reporting requirements and the general regulatory burden of being a reporting company. That said you must realize that shareholders need to be informed of financial and other events relating to our company on a timely and regular basis.

Your timely written response will be greatly appreciated.

Sincerely,
/s/ Robert E. Robotti
Robert E. Robotti
Managing Member of Ravenswood Management Company, L.L.C.,
General Partner of The Ravenswood Investment Company, L.P.